UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

04004328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

X-17A-5

RECEIVED
MAR 1 2004

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SEC FILE NUMBER
~~8-13967~~ 8-47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scudder Distributors, Inc.

OFFICIAL USE ONLY

____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	Illinois	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Edwards, Jr. 212-250-1473
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Distributors, Inc., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

MARIE S. O'CONNOR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4864200
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 15, 2006

Marie S. O'Connor
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scudder Distributors, Inc.

We have audited the accompanying statement of financial condition of Scudder Distributors, Inc., (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scudder Distributors, Inc., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2004

SCUDDER DISTRIBUTORS, INC.
(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	38,165,274
Administrative service and distribution fees receivable		13,432,122
Commissions receivable		250,607
Receivable from affiliates		4,442,293
Deferred tax asset		1,018,968
Other assets		161,329
Total assets	$	57,470,593

Liabilities and Stockholders' Equity

Administrative service and distribution fees payable	$	19,676,473
Payable to affiliates		5,333,342
Income tax liabilities		4,683,513
Accounts payable and accrued expenses		13,879,687
Commissions payable		262,460
Total liabilities		43,835,475
Stockholders' equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued and outstanding, 1,000 shares		1,000
Class B, par value $.01 per share. Authorized, issued and outstanding, 1,000 shares		10
Paid-in capital in excess of par value		7,570,900
Retained earnings		6,063,208
Total stockholders' equity		13,635,118
Total liabilities and stockholders' equity	$	57,470,593

See accompanying notes to statement of financial condition.

SCUDDER DISTRIBUTORS, INC.
(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization and Business

Scudder Distributors, Inc. (the Company) is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company serves as distributor and/or underwriter for certain registered investment companies managed by DIMA.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at fair value.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(d) Income Taxes

The Company is included in the consolidated Federal income tax return of Taunus Corporation, the ultimate U.S. holding company. The Company files state and local income tax returns on a combined basis with Taunus Corporation and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(3) Income Taxes

The components of income tax assets (liabilities) at December 31, 2003 are as follows:

Current:		
Federal	$	(4,616,824)
State and local		(66,689)
		(4,683,513)
Deferred:		
Federal		991,812
State and local		27,156
		1,018,968
Total	$	(3,664,545)

The components of the net deferred tax asset at December 31, 2003 are as follows:

Deferred tax assets relating to:		
Pension	$	21,968
Long Term Incentive Plan		997,000
Total deferred tax asset, net	$	1,018,968

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

(4) Related Party Transactions

The Company has assigned its rights, title and interest to cash flows generated from 12b-1 distribution fees on Class B shares and contingent deferred sales charges on Class B and C shares to SIMS. SIMS reimbursed the Company for the commissions paid on Class B mutual fund shares. In addition, the Company has assigned its rights, title and interest to contingent deferred sales charges on Class A shares to DIMA. DIMA reimbursed the Company for the commissions paid on certain sales of Class A mutual fund shares and other general and administrative expenses. During 2003, the Company paid $143,132,072 to DIMA and SIMS, while $3,744,746, included as part of the receivable from affiliate as of December 31, 2003, was paid in January 2004.

(Continued)

The Company has arrangements with its Parent where by cash proceeds are funded by the Parent to pay for certain up-front administrative and distribution fess to the various brokers. The Parent is reimbursed by the Company as certain administrative and distribution fees are received by the mutual funds. At December 31, 2003, the Company recorded intercompany receivable and payable amounts of $4,442,293 and $5,333,342, respectively.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

The Deutsche Investments Management America Inc. Defined Benefit Plan and Trust (DBP) was frozen effective December 31, 2001. In 2003, DBP merged with the Deutsche Bank Americas Holding Corp. (DBAH, parent company of DIMA) Cash Account Pension Plan and the accrued benefits of DBP participants were transferred to the DBAH plan in which the Company participates together with the other affiliates of DBAH. The plan is tax-qualified, noncontributory defined benefit pension plan that covers substantially all employees who have completed one full year of service. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay. Each account is also credited each year with an annual interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory defined benefit postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met. The Company also participates in an unfunded noncontributory defined benefit postretirement life insurance plan that pays a fixed death benefit to retirees.

(c) Matched Savings Plan

The Deutsche Investments Management America Inc. Profit Sharing and 401(k) Plan Trust (PSk) and The Money Purchase Plan (MPP) were merged into the Deutsche Bank Americas Holding Corp. Matched Savings Plan as of January 1, 2003 in which the Company participates, together with other affiliates of DBAH. This plan is a tax-qualified 401(k) plan. The plan is offered to all employees who have completed six months of service. Employees are able to contribute from 1-20% of their base salary, commission, and cash bonus on a before and after tax basis, up to IRS limits. DBAH matches dollar for dollar up to 5% of total compensation, up to a maximum of $4,000 per year.

DB Share Scheme

Under the Deutsche Bank (DB) Share Scheme, the Corporation may grant various employees deferred share awards which provide the right to receive common shares of Deutsche Bank AG at a specified future date. The expense related portion of the shares awarded under the plan is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder of the shares awarded for retention purposes are expensed over the vesting period, which is generally three years. For the year ended December 31, 2003, compensation was based on the quoted market price discounted for dividends not received during the vesting period.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2003, the Company's net capital, required net capital and excess net capital were $7,768,545, $250,000 and $7,518,545, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

The Board of Directors
Scudder Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Scudder Distributors, Inc. (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2004